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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT

          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                         HALLWOOD REALTY PARTNERS, L.P.
                            (Name of Subject Company)

                         HALLWOOD REALTY PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)


                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS

                      LIMITED PARTNER UNIT PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   40636T 20 3
                      (CUSIP Number of Class of Securities)


                               WILLIAM L. GUZZETTI
                              HALLWOOD REALTY, LLC
                            3710 Rawlins, Suite 1500
                            Dallas, Texas 75219-4298
                                 (214) 528-5588

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

 DENNIS J. FRIEDMAN, ESQ.                                      W. ALAN KAILER, ESQ.
GIBSON, DUNN & CRUTCHER LLP                      JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
      200 PARK AVENUE                                      1445 ROSS AVENUE, SUITE 3200
 NEW YORK, NEW YORK 10166                                      DALLAS, TEXAS 75202
      (212) 351-4000                                              (214) 855-4500


[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.


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This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 15, 2003 (as subsequently amended, the "Schedule 14D-9") by Hallwood Realty Partners, L.P. ("Hallwood"), a Delaware limited partnership, relating to an offer by High River Limited Partnership, a Delaware limited partnership, to purchase any and all of the outstanding limited partner units ("Units") in Hallwood and the associated rights to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between Hallwood and EquiServe Trust Company, N.A., as rights agent, at a purchase price of $100.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003, as it may be supplemented or amended from time to time. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


Item 7 is hereby amended by amending and restating in its entirety the first paragraph of such Item as follows:

         Subject Company Negotiations. The board of Hallwood Realty, LLC, the general partner of Hallwood, has authorized Morgan Stanley to continue its evaluation of potential alternatives to the tender offer, including, without limitation, to initiate discussions with prospective parties interested in participating in a transaction with Hallwood at prices and on terms which the board believes would be in the best interest of all partners of Hallwood. Such transaction may include, without limitation, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Hallwood or any of its subsidiaries or (ii) a purchase, sale or transfer or a material amount of assets by Hallwood or any of its subsidiaries. There can be no assurance, however, that Morgan Stanley will be able to generate interest in any such transaction.

         Additionally, subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, Hallwood may acquire Units from time to time in open market transactions, privately negotiated transactions or otherwise. There can be no assurance that Hallwood will engage in any such acquisitions or the prices at which such acquisitions may occur.

         Except as described above, Hallwood is not presently undertaking or engaging in any negotiations in response to the tender offer that relate to (i) a tender offer for or other acquisition of the Units by Hallwood, any of its subsidiaries or any other person or (ii) a material change in the present distribution rate or policy, indebtedness or capitalization of Hallwood.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 21, 2003

                               HALLWOOD REALTY PARTNERS, L.P.

                               By: HALLWOOD REALTY, LLC, its General Partner


                                   By:    /s/ John G. Tuthill
                                          --------------------------------------
                                   Name:  John G. Tuthill
                                   Title: Executive Vice President and Secretary



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